Exhibit 99.65

MEMBERSHIP INTEREST PURCHASE AGREEMENT

By and Between

HONEYWELL INTERNATIONAL INC.

(as Buyer)

and

ABUNDANT SOLAR POWER INC.

(as Seller)

Dated as of September 15, 2023

TABLE OF CONTENTS

1.	DEFINITIONS		1
	1.1	Certain Defined Terms	1
	1.2	Certain Interpretive Matters.	9

2.	ACQUISITION OF THE MEMBERSHIP INTERESTS, CLOSING, CLOSING DATE, CONSIDERATION AND OTHER CLOSING ITEMS		9
	2.1	Acquisition of Membership Interests.	9
	2.2	Purchase Price and Payment Terms.	9
	2.3	Security.	9
	2.4	Seller’s Deliverables.	10
	2.5	Buyer’s Deliverables.	10

3.	REPRESENTATIONS AND WARRANTIES OF SELLER		11
	3.1	Organization, Qualification and Status.	11
	3.2	Corporate Instruments and Records.	11
	3.3	Subsidiaries.	11
	3.4	Authorization; Valid and Binding Obligation.	12
	3.5	Membership Interests.	12
	3.6	No Violation.	13
	3.7	Financial Statements.	13
	3.8	Absence of Undisclosed and Contingent Liabilities.	13
	3.9	Absence of Certain Undertakings.	14
	3.10	Tax Matters.	14
	3.11	Litigation.	16
	3.12	Owned Real Estate.	16
	3.13	Real Property Agreements.	16
	3.14	Owned and Leased Tangible Personal Property.	17
	3.15	Project Contracts.	17
	3.16	Prepaid Items and Deposits.	18
	3.17	Personnel Matters.	18
	3.18	Termination of Business Relationships.	19
	3.19	Insurance	19
	3.20	Compliance With Laws and Applicable Orders.	19
	3.21	Governmental Approvals.	19
	3.22	Absence of Questionable Payments.	20
	3.23	Related Person Transactions.	20
	3.24	All Business Conducted by each Project Company/Sufficiency of Assets.	20
	3.25	Environmental Matters.	20
	3.26	Consents.	21
	3.27	Absence of Change.	21
	3.28	Limited Purpose Entity.	22
	3.29	No Broker.	22
	3.30	Construction Ready.	22
	3.31	Banks; Powers of Attorney.	22
	3.32	ITC Eligibility.	22
	3.33	Full Disclosure.	22

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4.	REPRESENTATIONS AND WARRANTIES OF BUYER		23
	4.1	Organization and Qualification.	23
	4.2	Authorization; Valid and Binding Obligation.	23
	4.3	No Violation.	23
	4.4	No Broker.	23
	4.5	Accredited Investor/Investment.	24
	4.6	Acknowledgement and Confirmations.	24

5.	CONSENTS AND GOVERNMENTAL FILINGS		24

6.	TAX MATTERS		25
	6.1	Tax Periods Ending on or Before the Closing Date.	25
	6.2	Tax Periods Beginning Before and Ending After the Closing Date.	25
	6.3	Refunds and Tax Benefits; Amended Tax Returns.	25
	6.4	Cooperation on Tax Matters.	25

7.	EXPENSES		26

8.	CONFIDENTIALITY; NEWS RELEASES		26
	8.1	Confidentiality.	26

9.	NOTICES		27

10.	INDEMNIFICATION AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES		28
	10.1	Exclusivity.	28
	10.2	Indemnity by Seller.	29
	10.3	Indemnity by Buyer.	29
	10.4	Survival.	30
	10.5	Indemnification Procedures.	31
	10.6	Indemnification Payments.	33
	10.7	Other Provisions.	33

11.	FURTHER ASSURANCES		34

12.	MISCELLANEOUS		34
	12.1	Governing Law.	34
	12.2	Counterparts/Electronic Delivery.	34
	12.3	Entire Agreement.	35
	12.4	Headings.	35
	12.5	Severability.	35
	12.6	Construction.	35
	12.7	Incorporation of Exhibits and Schedules.	35
	12.8	Specific Performance.	36
	12.9	Third Party Beneficiaries.	36
	12.10	Successors and Assigns.	36

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EXHIBITS

Exhibit A	Form of Assignment
Exhibit B	Construction Ready
Exhibit C	Form of Seller Release

SCHEDULES

Schedule 1.1A	Seller Knowledge Parties
Schedule 1.1B	Buyer Knowledge Parties
Schedule 2.3	Security
Schedule 2.4	Permitted Encumbrances
Schedule 3.6	Seller Approvals
Schedule 3.7	Balance Sheet
Schedule 3.13	Real Property Agreements
Schedule 3.13(b)	Additional Real Property
Schedule 3.15(a)	Project Contracts
Schedule 3.15(b)	Contract Issues
Schedule 3.15(c)	Intellectual Property
Schedule 3.16	Pre-paid Items & Deposits
Schedule 3.19	Insurance
Schedule 3.20	Compliance With Laws and Applicable Orders
Schedule 3.21	Government Approvals
Schedule 3.25(b)	Environmental Matters - Compliance
Schedule 3.25(c)	Environmental Matters - No Claims
Schedule 3.25(d)	Environmental Matters - No Releases/UST
Schedule 3.26	Consents
Schedule 3.30	Agreed Upon Exceptions to Construction Ready
Schedule 3.31	Banks, Powers of Attorney

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made as of this 15th day of September, 2023, by and between HONEYWELL INTERNATIONAL INC., a Delaware corporation (“Buyer”) and ABUNDANT SOLAR POWER INC., a Delaware corporation (“Seller”) (Buyer and Seller are sometimes individually referred to as a “Party” and collectively referred to as the “Parties”).

RECITALS:

WHEREAS, Abundant Solar Power (SB14-4) LLC, Abundant Solar Power (SB13N) LLC and Abundant Solar Power (SB13W) LLC, each a New York limited liability company (each, individually, a “Project Company” and, collectively, the “Project Companies”), is each developing a community solar project with an expected total installed nameplate capacity of approximately 5 MW-AC to be constructed on a separate site located at Airport Road, Camillus, New York (each a “Project” and, collectively, the “Projects”), each currently leased from Buyer pursuant to a [REDACTED: Confidential and commercially sensitive information] (as amended, restated, or modified from time to time, each a “Lease” and, collectively, the “Leases”);

WHEREAS, Seller is the sole member and owner of all of the membership interests of each Project Company (collectively, the “Membership Interests”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Membership Interests upon the terms and conditions set forth herein.

NOW THEREFORE, for and in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

1.	DEFINITIONS

1.1 Certain Defined Terms.

In addition to terms otherwise defined in the body of this Agreement (evidenced by a capitalized first letter), the following terms when used in the Transaction Documents with initial letters capitalized have the meanings set forth below:

“Action” means any complaint, suit, proceeding, investigation, claim, counterclaim, litigation, arbitration, demand, assertion or other similar action adjudicated by or before a Governmental Authority.

“Affiliate” of a specified Person means any other Person which directly or indirectly, through one or more intermediates, (i) controls, is controlled by or is under common control with the Person specified, or (ii) owns or controls fifty percent (50%) or more of the outstanding voting securities of such Person. As used in this definition, each of the terms “control”, “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

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“Applicable Order” means with respect to any Person, all judgments, injunctions, writs, decrees, rulings, assessments, orders, administrative decisions and arbitration awards of any Governmental Authority or arbitral body, in each case binding on such Person or on any property or asset of such Person.

“Assignment” means an Assignment and Transfer of Membership Interests, in the form of Exhibit A, a completed and executed copy of which is to be delivered by Seller to Buyer pursuant to Section 2.4.

“Books and Records” means all books, records, documents, files and papers created, controlled or maintained by each Project Company, whether in hard copy or electronic format.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Claim Notice” shall mean written notification of a Third Party Claim by an Indemnified Party to an Indemnifying Party pursuant to Section 10.5(a), enclosing a copy of all papers served, if any, and specifying the nature of and alleged basis for such Third Party Claim and, to the extent then feasible, the alleged amount or the estimated amount of such Third Party Claim.

“Closing” means the acquisition by Buyer of the Membership Interest per the terms and conditions of this Agreement.

“Closing Date” means the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Operation Date” has the meaning set forth in the Lease.

“Confidential Information” means any and all information, whether written or oral, concerning any Project Company, Seller, Buyer or any of their respective Affiliates, including with respect to any of their respective businesses, that is not already generally available to the public, except to the extent such information is (i) in the public domain through no fault of the Receiving Party or its Affiliates, directors, officers, employees, agents or representatives, (ii) is lawfully acquired by the Receiving Party or any of its Affiliates from a Person not known to the Receiving Party to be under an obligation to keep such information confidential, (iii) is independently developed by or for the Receiving Party or its Affiliates without the use of Confidential Information, or (iv) is in the Receiving Party’s lawful possession prior to receiving it from the Disclosing Party or its agents or representatives, as applicable.

“Construction Ready” has the meaning set forth in Exhibit B.

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“Contract” means, with respect to any Person, any contract, agreement, lease, sublease, undertaking, understanding, obligation, indenture, mortgage, deed to secure debt, deed of trust or other instrument or document by which that Person, or any of its properties or assets, is bound, whether written or oral.

“Default” means (i) a breach of, default under or misrepresentation in or with respect to, any Contract or Governmental Approval, (ii) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach of, default under or misrepresentation in or with respect to, any Contract or Governmental Approval, or (iii) the occurrence of an event that with or without the passage of time or the giving of notice or both would give rise to a right to terminate, change the terms of or renegotiate, any Contract or Governmental Approval, or to accelerate, increase or impose any material Liability under any Contract or Governmental Approval.

“Encumbrances” means security interests, liens (statutory or otherwise), claims, charges, community property interests, mortgages, deeds to secure debt, deeds of trust, pledges, easements, encroachments, restrictions on use, rights-of-way, servitudes, leases, licenses, encroachments, rights of first refusal, purchase options, rights of first offer, conditional sales or other title retention agreements, covenants, hypothecations, restrictions, reservations, infringements, options, warrants, calls, charges of every kind, adverse rights, conditions or other similar restrictions (including restrictions on transfer) or other encumbrances of any nature whatsoever.

“Environmental Law” means any applicable federal, state, provincial or local Law, statute, ordinance, regulation, permit or valid and legally-binding order and Governmental Approval of any Governmental Authority relating to (a) the protection, preservation or restoration of the natural environment (including but not limited to air, soil, bedrock, surface water, groundwater, wetland and surface and subsurface land, including vapors and liquids in such lands, plant and animal life and any other natural resource) or (b) the exposure to, or the transportation, storage, handling, disposal or Release of Hazardous Substances or Regulated Substances. For the purposes of this definition, “Environmental Law” shall include, without limitation, the Resource Conservation and Recovery Act (42 U.S.C. §6901, et seq.), the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601, et seq.), the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act (49 U.S.C. §1801, et seq.), the Emergency Planning and Community Right to Know Act (42 U.S.C. §§ 11001 et seq.), the Hazardous and Solid Waste Amendments Act of 1984, the Toxic Substances Control Act (15 U.S.C. §2601, et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. §136, et seq.), the Clean Air Act (42 U.S.C. §7401, et seq.), the Federal Water Pollution Control Act (also known as the Clean Water Act) (33 U.S.C. §§ 1251 et seq.), the Safe Drinking Water Act (42 U.S.C. §§ 300f et seq.), the Endangered Species Act (16 U.S.C. § 1531, et seq.), the National Environmental Policy Act (42 U.S.C. § 4321 et seq.), the Migratory Bird Treaty Act (16 U.S.C. §§ 703 et seq.), the Bald Eagle Protection Act (16 U.S.C. §§ 668 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §§ 2701 et seq.), the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq. (to the extent it regulates exposure to or handling of Hazardous Substances) and any similar or analogous New York and local statutes or regulations and binding decisional Law of any Governmental Authority, as each of the foregoing may be amended or supplemented from time to time in the future.

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“EPC Contract” means the Engineering, Procurement, and Construction Contract by and between each Project Company and the EPC Contractor.

“EPC Contractor” means the contractor under the EPC Contract.

“Finance Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a lease that would at that time be required to be accounted for as a financing or capital lease (and, for avoidance of doubt, not a straight-line or operating lease) on both the balance sheet and income statement for financial reporting purposes in accordance with GAAP as in effect prior to giving effect to the adoption of Accounting Standards Update (“ASU”) No. 2016-02 “Leases (Topic 842)” and ASU No. 2018-11 “Leases (Topic 842),”.

“Governmental Approvals” means any authorization, approval, consent, waiver, exception, variance, order, publication, license, filing, registration, ruling, permit, franchise, tariff, certification, exemption and other action, requirement by or with, and notice to and declarations of or with, any Governmental Authority that are required by any Law in connection with the development, financing, construction, ownership or operation of any Project including, without limitation, final land use, environmental and zoning permits and approvals from any local, county, state or federal governmental or quasi-governmental agency with jurisdiction over the construction and operation of any Project and necessary for the EPC Contractor or Project Company to obtain building and related ministerial and administrative permits to construct and operate a Project.

“Governmental Authority” means any supranational, national, federal, state or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, bureau, branch, instrumentality, commission, court, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-Governmental Authority or self-regulatory body or stock exchange established by a Governmental Authority to perform any of such functions.

“Hazardous Substances” means any hazardous wastes, hazardous or extremely hazardous substances, hazardous materials, radioactive materials, special wastes, toxic substances, toxic chemicals or toxic pollutants defined in or listed under any Environmental Law, including, without limitation, any solid, gaseous or liquid wastes that are or have the characteristic of being hazardous, toxic, ignitable, reactive or corrosive pursuant to any Environmental Law, polychlorinated biphenyl compounds, per- and polyfluorinated alkyl substances, asbestos, and those elements or compounds which are contained in the list of hazardous substances adopted by the United States Environmental Protection Agency and petroleum products, including without limitation, gasoline, fuel oil, heating oil, motor oil and waste oil.

“Income Tax” means any federal, state, local or foreign income Tax or other Tax based upon, measured by, related to or calculated with respect to gross or net income, profits or receipts, including any interest, penalty or addition attributable to such Tax, whether disputed or not.

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“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for money borrowed; (b) all obligations of such Person evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (c) all obligations of such Person issued or assumed for deferred purchase price payments, conditional sale obligations or title retention agreements; (d) Finance Lease Obligations of such Person; (e) all obligations of such Person resulting from the settlement of disputes with former landlords; (f) all obligations of such Person for the reimbursement of any obligation on any letter of credit, banker’s acceptance, guarantees or similar credit transaction; (g) all obligations of such Person under interest rate or currency swap transactions; (h) all obligations of such Person arising from deferred compensation arrangements and all obligations under severance plans or arrangements, bonus plans or similar arrangements payable as a result of the consummation of the sale contemplated by this Agreement; (i) all guaranties of such Person in connection with any of the foregoing, whether such responsibility is direct or indirect, or as obligor, guarantor, surety or otherwise; (j) all obligations of such Person secured by an Encumbrance on any property or asset of such Person; and (m) all accrued principal, interest, fees, expenses and other amounts related to any of the foregoing, including prepayment premiums, penalties and breakage fees. For the avoidance of doubt, in the case of any Project Company, Indebtedness shall include all intercompany debt, including any obligations due to Seller or any of its Affiliates.

“Indemnity Notice” shall mean written notification of a claim for indemnity (which claim does not involve a Third Party Claim) by an Indemnified Party to an Indemnifying Party pursuant to Section 10.5(d), specifying the nature of and specific basis for such claim and, to the extent then feasible, the amount or the estimated amount of such claim.

“Intellectual Property” means the following intellectual property rights, both statutory and common law rights, if applicable: (a) copyrights, registrations and applications for registration thereof, (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress, and registrations and applications for registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents, and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom and (d) trade secrets and confidential information, including ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable.

“ITC” means the federal income tax credit available under Sections 38(b)(1), 46 and 48(a) of the Code, and any federal grants, credits or other tax incentives issued or arising in addition to or in lieu thereof.

“Knowledge” or “Known” with respect to a Party means (a) in the case of Seller, the extent of the actual and current knowledge, after reasonable inquiry, of the individuals listed in Schedule 1.1A as of the date of this Agreement (or in the case of such Persons, with respect to the officers’ certificates delivered pursuant to Section 8.4, the date of delivery of such certificates) and (b) in the case of Buyer, the extent of the actual and current knowledge, after reasonable inquiry, of the individuals listed in Schedule 1.1B as of the date of this Agreement.

“Law” means any law, statute, rule, regulation, ordinance, standard, code, order, judgment, decision, writ, injunction, decree, ruling, certificate of need, award or other governmental restriction issued or enforced by any Governmental Authority.

“Liability” means any direct or indirect, primary or secondary, liability (including strict liability under Environmental Laws or otherwise), Indebtedness, obligation, penalty, claim, deficiency, guaranty, or endorsement of or by any Person of any type, whether accrued, absolute, contingent, liquidated, unliquidated, matured, unmatured or otherwise.

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“Losses” means any and all direct or indirect demands, claims, payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, actions, causes of actions, suits, losses, damages, Liabilities, costs and expenses, whether accrued, absolute, contingent, known, unknown, threatened, or otherwise, and shall include (i) interest, penalties and reasonable attorney fees and expenses, (ii) attorneys’ fees and expenses associated with enforcing indemnification rights hereunder, and (iii) consultants’ and expert witnesses’ fees and other costs of defense, settlement or investigation, (iv) amounts paid in settlement, and (v) costs associated with bringing suit, including all court costs. “Losses”, other than those as a result of Third Party Claims, shall exclude incidential and consequential damages.

“Material Adverse Effect” means any change or event that is materially adverse to the business, assets, properties, or condition (financial or otherwise) of any Project Company, or a material impairment of the ability of any Project Company to develop, construct, own or operate any Project; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions in the United States, except to the extent such conditions have a disproportionate impact on any Project Company, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, except to the extent such conditions have a disproportionate impact on any Project Company, (3) effects of weather or meteorological events, (4) any change of Law, accounting standards, regulatory policy or industry standards after the date hereof, or (5) the taking of any action contemplated by this Agreement and the other agreements contemplated.

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the business of each Project Company and its Affiliates through the date hereof consistent with each Project Company’s and such Affiliates’ past practices or actions customarily taken by Persons that are in the business of developing solar projects.

“Permitted Encumbrances” means (a) any Encumbrance for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings (provided an appropriate reserve has been established therefore), or where the failure to pay would not have a Material Adverse Effect; (b) any Encumbrance incurred or deposits made in the Ordinary Course of Business not securing Indebtedness for borrowed money, including, without limitation, any Encumbrance (i) of a landlord, carrier, warehouseman, mechanic, materialman or any other statutory Encumbrance, in any case arising in respect of obligations that are not yet due and that is not resulting from a Default by any Project Company of any Contract or Governmental Approval or from a violation by any Project Company of any Law and (ii) in connection with workers’ compensation, unemployment insurance, other types of social security, or any other requirement of Law; (c) with respect to the Real Property, Encumbrances existing as of April 9, 2021 or otherwise caused by Buyer or an Affiliate; (d) Encumbrances that arise under zoning, subdivision, entitlement, and other land use Laws or regulations; (e) any rights of Buyer under the Leases or grantors, or other third party counterparties under and pursuant to the terms of any Real Property Agreements; or (f) liens created or arising pursuant to the terms and conditions of any Project Contract or Real Property Agreement.

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“Person” means an individual, general or limited partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, estate, joint venture, firm, branch, registered office, Governmental Authority or any other entity.

“Project Site” means the Real Property upon which each Project is located or planned to be located, including related easements, licenses and similar rights.

“Property Tax” means any Tax resulting from and relating to the assessment of real or personal property by any Governmental Authority with respect to any Project or Project Site.

“Regulated Substances” include any substance, material or waste, regardless of its form or nature, the presence, use, manufacturing, processing, extraction, sale, generation, treatment, transportation, storage, recycling, disposal, release, discharge, labeling or other management or use of which is regulated by any applicable Environmental Law, including without limitation any Hazardous Substance, or any other substance, material or waste, regardless of its form or nature, defined as a “solid waste”, “industrial waste”, “residual waste”, “municipal waste”, “mixed waste”, “pollutant” or “contaminant” under any Environmental Law.

“Related Person” means any (i) employee, consultant, independent contractor, officer, director, manager, shareholder, partner or member of the Seller or any Affiliate of Seller or any Project Company (each an “Interested Party”), (ii) with respect to any Interested Party that is a person, any immediate family member or former spouse of any such Interested Party (each an “Interested Family Member”) or (iii) any Affiliate of Seller, any Project Company, any Interested Party or any Interested Family Member.

“Release” means any spilling, leaking, discharging, pumping, pouring, emitting, emptying, injecting, leaching, dumping, disposing into or through the environment (including ambient air, surface water, groundwater, surface land and subsurface land) of any Hazardous Substance or Regulated Substance, including the abandonment or discarding of Hazardous Substances or Regulated Substances in barrels, drums, tanks, containers or other receptacles.

“Tangible Personal Property” means all of the machinery, tools, hardware, software programs, firmware, equipment, vehicles, furniture, fixtures, background technology and other tangible property in any form whatsoever and any other information and know-how with respect to the Project owned or leased by any Project Company all being freely removable by each Project Company.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: (i) taxes or other charges on or with respect to income, franchises, or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; (iii) license, registration and documentation fees; and (iv) customs’ duties, tariffs and similar charges.

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“Tax Returns” means all income, excise, sales, unemployment, real property, personal property, employer and employee withholding, social security, occupation, franchise and other Tax returns or Tax reports required by Law.

“Third Party” means a Person that is not included among the Seller Indemnified Parties or the Buyer Indemnified Parties.

“Third Party Claim” means a Buyer Third Party Claim or a Seller Third Party Claim.

“Transfer Taxes” means all transfer, documentary, recording, sales, use, stamp, registration, value added, conveyance and other similar Taxes and fees (including any penalties and interest, but excluding, for the avoidance of doubt, any income or gains Taxes or similar Taxes) applicable to, or resulting from, the transactions contemplated by this Agreement.

“Utility” means National Grid, and its successors and assignees.

For purposes of this Agreement, the following terms not defined above are defined in the following Sections of this Agreement.

Term	Section

Agreement	Preamble
Real Property Agreements	3.13(a)
Applied For Permits	3.21
Balance Sheet	3.7(a)
Balance Sheet Date	3.7(a)
Buyer	Preamble
Buyer Basket	10.2
Buyer Documents	4.2
Buyer Indemnified Parties	10.2
Buyer Losses	10.2
Buyer Third Party Claim	10.3
Disclosing Party	8.1(a)
Existing Permits	3.21
Indemnified Party	10.5
Indemnifying Party	10.5
Membership Interests	Recitals
Notice	10.0
Notice Period	10.5(a)
Parties	Recitals
Pre-Closing Tax Period	6.2
Project(s)	Recitals
Project Company/ies	Recitals
Project Contracts	3.15(a)
Purchase Price	2.3
Real Property	3.13
Real Property Agreements	3.13
Received Funds	10.7(c)
Receiving Party	8.1(a)
Security	2.3
Securities Act	3.5(b)
Securities Laws	4.4
Seller	Preamble
Seller Approvals	3.6
Seller Basket	10.3
Seller Cap	10.3
Seller Documents	3.4
Seller Indemnified Parties	10.3
Seller Losses	10.3
Seller Third Party Claim	10.2
Third Party Claim	10.2

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1.2 Certain Interpretive Matters. In this Agreement, unless the context otherwise requires:

(a)	the singular number includes the plural number and vice versa;

(b)	reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c)	reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time until the date hereof in accordance with the terms thereof and, if applicable, the terms hereof;

(d)	any accounting term used and not otherwise defined in this Agreement has the meaning assigned to such term in accordance with GAAP;

(e)	“hereunder”, “hereof”, and “hereto” are references to this Agreement as a whole and not to any particular Section or other provision hereof or thereof;

(f)	“including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term; and

(g)	reference to any law (including statutes and ordinances) means such law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder.

2.	ACQUISITION OF THE MEMBERSHIP INTERESTS, CLOSING, CLOSING DATE, CONSIDERATION AND OTHER CLOSING ITEMS

2.1 Acquisition of Membership Interests.

Upon exchange of executed documentation by facsimile, pdf or other electronic means, and/or by overnight delivery services, as the Parties have agreed, and the payment of the Purchase Price by the Buyer, Seller will automatically sell, assign, transfer and deliver to Buyer, and Buyer will automatically purchase and accept, the Membership Interests, free and clear of any claim, suit, proceeding, call, commitment, voting trust, proxy, or Encumbrance, pursuant to the terms and conditions of this Agreement. Any Transfer Taxes with respect to such Assignment and conveyance and the transactions contemplated by this Agreement shall be shared equally between Buyer and Seller. Buyer shall prepare all necessary documentation and Tax Returns with respect to such Transfer Taxes, and Seller shall (i) cooperate in connection with the preparation of such documentation and Tax Returns and (ii) file any such Tax Returns, as may be reasonably requested by Buyer.

2.2 Purchase Price and Payment Terms. As consideration for the purchase of the Membership Interests, Buyer shall pay to Seller an amount equal to [REDACTED: Dollar value] (the “Purchase Price”) comtemporanously herewith; subject, however, to a credit up to the amount thereof to the extent of the indebtedness owing by Seller to Buyer pursuant to a certain Optional Advance Demand Promissory Grid Note dated August 18, 2023 (the “Promissory Grid Note”).

2.3 Security. Seller has provided certain deposits, security payments, prepayments, letters of credit, guarantees, sureties, bonds, escrowed funds, and similar security in support of power purchase, interconnection, procurement, construction and operating expenditures and obligations required for any Project to be Construction Ready (individually and collectively, “Security”) as set forth on Schedule 2.3.

(a)	To the extent cash Security, such shall be treated as an asset of the subject Project Company included in the Purchase Price.

(b)	To the extent not cash Security, it shall be either (i) be replaced by Security provided by Buyer to the extent permitted by the secured party or (ii) if it cannot be replaced or released, Buyer shall indemnify Seller for any claims on such Security that arise after the Closing.

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2.4 Seller’s Deliverables. On or prior to the date hereof (the Closing Date) Seller has delivered to (or caused to be delivered to) Buyer:

(a)	A good standing certificate and certified charter documents of each Project Company and Seller, each of recent date, from the Secretary of State of the State of New York;

(b)	Copies of the resolutions of the member or managers of Seller, certified by the secretary of Seller, as to the authorization of this Agreement, the Seller Documents and all of the transactions contemplated hereby, and the operating agreement of each Project Company, certified by an appropriate officer of each Project Company;

(c)	Copies of, all the Seller Approvals required under this Agreement, by any Governmental Authority, pursuant to any Contract or required by any Law in order to execute and deliver this Agreement and to perform its obligations hereunder, including the consents and approvals set forth on Schedule 3.6, which Seller Approvals and consents do not contain any conditions that could adversely and materially affect Buyer or any Project Company and all waiting periods required by any Law shall have expired;

(d)	A notarized Assignment with respect to the Membership Interests in the form of Exhibit A;

(e)	All instruments and documents necessary to evidence the release of all Encumbrances, including payoff letters and appropriate UCC financing statement amendments (termination statements);

(f)	A copy of (i) all Project Contracts, and (ii) executed versions of each Assignment and Assumption Agreement or Bill of Sale required to assign all of the rights of Seller and its Affiliates in the Projects, and required to assign all Project Contracts to the respective Project Company to the extent not a party thereto;

(g)	A non-foreign affidavit, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Code Section 1445 stating that Seller is not a “foreign person” as defined in Code Section 1445; and

(h)	A release regarding each Project Company substantially in the form attached as Exhibit C.

2.5 Buyer’s Deliverables. Upon execution of this Agreement, Buyer shall deliver (or cause to be delivered) to Seller:

(a)	the Purchase Price; and

(b)	documentation terminating the obligations of (i) Seller under the Promissory Grid Note and related Collateral Pledge Agreement and (ii) SolarBank Corporation under the Guaranty Agreement dated August 18, 2023 associated with the Promissory Grid Note.

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3.	REPRESENTATIONS AND WARRANTIES OF SELLER

Except as qualified by the disclosures set forth on the applicable cross-referenced Schedules to this Agreement, Seller hereby represents and warrants to Buyer as follows:

3.1 Organization, Qualification and Status.

(a)	Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own, lease and use its assets and to carry on its business as presently conducted.

(b)	Each Project Company is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of New York. Each Project Company has full limited liability company power and authority to own, lease and use its assets and to carry on its business as presently conducted. Each Project Company has at all times conducted business only in the State of New York.

(c)	Each Project Company was formed by Seller exclusively for purposes of developing the respective Projects and has not engaged in any activities unrelated thereto. Each Project Company has not operated under any fictitious name. Each Project Company has not changed its name or been the surviving entity of a merger, consolidation or other reorganization.

3.2 Corporate Instruments and Records.

Copies of the articles of organization and operating agreement (certified by the Secretary or other appropriate officer) of each Project Company have been furnished by Seller to Buyer and are true, correct and complete and each includes all amendments thereto.

3.3 Subsidiaries.

No Project Company controls, nor has it ever controlled, directly or indirectly, and does not have, and has never had, any direct or indirect equity participation or ownership interest in, any corporation, partnership, limited liability company, trust or other Person, and no Project Company has ever been, directly or indirectly, a participant in any joint venture.

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3.4 Authorization; Valid and Binding Obligation.

This Agreement and each other agreement, document, assignment, instrument or certificate contemplated by this Agreement and to be executed and/or delivered by Seller, in connection with the transactions contemplated hereby (collectively, the “Seller Documents”), and the consummation of each of the transactions contemplated hereby and thereby, have been duly authorized and approved by all required corporate action on the part of Seller. Seller has the requisite corporate power and authority to execute and deliver this Agreement and each of the Seller Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Seller Documents to which Seller is a party shall duly and validly executed and delivered by Seller. Assuming the due authorization, execution and delivery of this Agreement and each Seller Document by each party thereto other than Seller or each Project Company, this Agreement constitutes and each Seller Document constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.5 Membership Interests.

(a)	The Membership Interests comprise all of the membership interests and equity interests of each Project Company. The Membership Interests are owned beneficially and of record by Seller and have been duly authorized and validly issued and are fully paid and nonassessable. Seller owns and holds, beneficially and of record, good and marketable title to the entire right, title and interest in the Membership Interests, free and clear of any claim, suit, proceeding, call commitment, voting trust, proxy, restriction, limitation or Encumbrance. No Person other than Seller is or has ever been a member of any Project Company or owned any Membership Interests in any Project Company.

(b)	Except for this Agreement, no option, warrant, call, conversion right, preemptive right or commitment of any kind, whether direct, contingent, or otherwise, exists that obligates or would obligate Seller or any Project Company to issue any ownership interests in such Project Company or that obligates Seller or such Project Company to sell, transfer, issue or otherwise dispose of any Membership Interest or other interest in such Project Company. There are no restrictions upon the voting or transfer of any ownership interests in any Project Company or any of its assets, properties or business, except for any restrictions imposed by the Securities Act of 1933, as amended (the “Securities Act”) or any other applicable Law or any other restrictions applicable to Buyer. There is no outstanding stock appreciation, phantom stock, profit participation, equity participation or similar right that is binding on any Project Company. There are no bonds, debentures, notes or other Indebtedness of any Project Company having the right to vote on or consent to (or, convertible into, or exchangeable for, securities having the right to vote on or consent to) any matters on which members or managers of such Project Company may vote.

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3.6 No Violation.

Neither the execution and delivery of this Agreement or the other Seller Documents by Seller nor the consummation of the transactions contemplated hereby or thereby by Seller, nor compliance with the terms hereof by Seller, will (a) violate, conflict with or result in a breach of any of the terms, conditions or provisions of the certificate of formation or operating agreement of the Seller or the articles of organization or operating agreement of any Project Company, (b) violate, conflict with or result in a Default under any Contract or Governmental Approval to which Seller or any Project Company is a party or by which it is bound or to which Seller’s or any Project Company’s respective properties or assets are subject, (c) result in the creation of any Encumbrance (other than Permitted Encumbrances) on the assets of any Project Company or the Membership interests of any Project Company, (d) violate or conflict with any Law to which Seller or any Project Company, or any of the assets of Seller or any Project Company or any of the Membership Interests are subject, nor (e) except as set forth on Schedule 3.6 (the “Seller Approvals”), require any Project Company or Seller to give notice to, or obtain an authorization, approval, order, license, franchise, declaration or consent of, or make a filing with, any Governmental Authority or any other Person, other than those previously given, made or obtained.

3.7 Financial Statements.

(a)	Schedule 3.7 contains an accurate and complete list of each Project Company’s material assets and other rights and interests, other than Project Contracts and Existing Permits, as well as existing Liabilities as of December 31, 2022, which is referred to in this Agreement as the “Balance Sheet” and “Balance Sheet Date”, which are consistent in all material respects with the Books and Records of each Project Company

(b)	All Books and Records of each Project Company are accurate and complete in all material respects and are maintained in accordance with good business practice and all applicable Laws.

(c)	Neither Seller nor any Project Company has received, or otherwise had or obtained knowledge of, any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of each Project Company, including any complaint, allegation, assertion or claim that each Project Company has engaged in questionable or fraudulent accounting practices.

3.8 Absence of Undisclosed and Contingent Liabilities.

Except for the transactions contemplated hereby, no Project Company has any material Liabilities of any nature (whether secured or unsecured, accrued, absolute or contingent, unliquidated or otherwise and whether known or unknown or due or to become due) as of the date hereof other than (a) under the Project Contracts, (b) Liabilities disclosed or reserved against in the Balance Sheet and (c) Liabilities arising in the Ordinary Course of Business after the Balance Sheet Date and similar in nature to those disclosed in or reserved against in the Balance Sheet (none of which, either singly or in the aggregate, constitutes a material Liability that arises outside the Ordinary Course of Business).

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3.9 Absence of Certain Undertakings.

Except for the transactions contemplated hereby, since the Balance Sheet Date, each Project Company has conducted its business only in the Ordinary Course of Business and there has not been any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had a Material Adverse Effect. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as arising under the Project Contracts and except for the transactions contemplated by this Agreement:

(a)	There has not been any material damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of any Project Company;

(b)	No Project Company has issued, created, incurred, assumed, guaranteed, become surety or contingent obligor for or assumed or endorsed or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any obligation of any other Person or any Indebtedness;

(c)	No assets of any Project Company are or have been pledged, hypothecated, delivered for safekeeping, subjected to a security interest or other Encumbrance or otherwise provided in any way as security for payment or performance of any obligation of any other Person or any Indebtedness;

(d)	No Project Company has agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 3.9.

3.10 Tax Matters.

(a)	(i) All Tax Returns which are or have been required to be filed by each Project Company or with respect to its right to conduct business or with respect to any of its assets, activities, transactions, income or payments on or prior to the date hereof (including extensions thereof) have been timely filed, all such Tax Returns being true, correct and complete in all material respects, (ii) all Taxes (whether or not shown on any Tax Return) which are or have become due and payable to all taxing authorities have been paid in full, (iii) to the extent material, all withholdings of Taxes required to be made by each Project Company or with respect to its right to conduct business or with respect to any of its assets, activities, transactions, income or payments have been made and have either been paid to the appropriate governmental agency or set aside in appropriate accounts for such purpose (and all filings required with respect thereto, including IRS Forms W-2 and 1099, have been made), and (iv) all applicable Laws and agreements with respect to the filing of Tax Returns and the payment of Taxes by each Project Company or with respect to its right to conduct business or with respect to any of its assets, activities, transactions, income or payments have been otherwise satisfied in all material respects. No elections to extend the time for filing a Tax Return by any Project Company or with respect to its right to conduct business or with respect to any of its assets, activities, transactions, income or payments have been made.

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(b)	All Tax Returns that are required to be filed on or before the Closing Date by each Project Company or with respect to its right to conduct business or with respect to any of its assets, activities, transactions, income or payments have been or will be timely and properly filed, and all such Tax Returns are or will be true and correct and complete in all respects. There have been no Taxes due and payable (whether or not shown on any Tax Return) with respect to any Project Company and its assets, income or operations on or before the Closing Date.

(c)	The federal income Tax Returns of Seller or any other Person on whose Tax Return any of the income, gain, deductions or losses attributable to each Project Company or its activities are reflected have not been audited by the Internal Revenue Service. There are no Encumbrances (other than Permitted Encumbrances) for Taxes on the assets of any Project Company or the Membership Interests. None of the assets of any Project Company are treated as owned by any other person under Code Section 168. There are no powers of attorney currently outstanding with respect to any Tax matter relating to any Project Company or its assets or operations.

(d)	There are no unassessed Tax deficiencies proposed or, to Seller’s Knowledge, threatened against any Project Company or with respect to its right to conduct business, or with respect to any of its assets, activities, transactions, income or payments, nor are there any agreements, waivers, or other arrangements providing for extension of time with respect to the assessment or collection of any Tax against any Project Company or with respect to its right to conduct business, or with respect to any of its assets, activities, transactions, income or payments or any Actions, suits, proceedings, investigations or claims now pending against any Project Company or with respect to its right to conduct business, or with respect to any of its assets, activities, transactions, income or payments with respect to any Tax, or any matter under discussion with any federal, state, local, or foreign authority relating to any Taxes.

(e)	No Project Company is a party to, or bound by, nor does it have any obligation under, any Tax sharing, Tax indemnity or similar agreement.

(f)	(i) Each Project Company is, and at all times during its existence has been, properly treated as a “disregarded entity” for Federal Tax purposes and for state and local income Tax purposes. For all other purposes relating to Taxes, each Project Company is and at all times during its existence has been properly treated as a taxpayer, subject to and liable for all other Taxes imposed with respect to its right to conduct business, or with respect to any of its assets, activities, transactions, income or payments.

(ii) Seller is, and at all times while any Project Company has owned the Project, been properly treated as a partnership for Federal Tax and state and local income Tax purposes.

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3.11 Litigation.

(a)	There are no Actions pending or, to Seller’s Knowledge, threatened, against or involving any Project Company, any property or asset of any Project Company or the Membership Interests.

(b)	There are no Actions pending or, to Seller’s Knowledge, threatened against or involving Seller or any property or asset of Seller, that question or impact the validity or enforceability of this Agreement or any Seller Document, or that, if resolved unfavorably, would prohibit the consummation of the transactions contemplated by this Agreement or any Seller Document, or would adversely affect the ability of Seller to perform its obligations under this Agreement, or would result in a Material Adverse Effect.

(c)	There are no Applicable Orders that apply to any Project Company, Seller or any of its Affiliates or any of their respective properties or assets that would prohibit the consummation of the transactions contemplated by this Agreement or any Seller Document, or would adversely affect the ability of Seller to perform its obligations under this Agreement, or would result in a Material Adverse Effect.

3.12 Owned Real Estate.

No Project Company owns or has owned any real property.

3.13 Real Property Agreements.

(a)	Schedule 3.13 sets forth all of the deeds, leases, subleases, easements, rights-of-way, setback agreements and other agreements, and any memoranda thereof (including the Leases, each a “Real Property Agreement”, and collectively, the “Real Property Agreements”) to which any Project Company is a party or which have been entered into by Seller or any of its Affiliates in connection with any Project. With respect to each Real Property Agreement listed on Schedule 3.13 and the rights and interests of each Project Company described therein (the “Real Property”), except as listed on Schedule 3.13:

(1)	a true, correct and complete copy of each Real Property Agreement has been delivered to Buyer;

(2)	each Real Property Agreement is in full force and effect, and is a legal, valid and binding agreement enforceable against the respective Project Company and, to Seller’s Knowledge, against each other party thereto;

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(3)	following the consummation of the transactions contemplated hereby, each Real Property Agreement will continue to be in full force and effect on identical terms and will continue to be a legal, valid, binding agreement enforceable against each Project Company and, to Seller’s Knowledge, against any other party thereto;

(4)	no Project Company, nor, to the Knowledge of Seller, any other party to the Real Property Agreements, is in Default under any Real Property Agreements;

(5)	no party to the Real Property Agreements has repudiated any provision thereof;

(6)	there are no disputes, oral or written agreements, or, to the Knowledge of Seller, rights or claims asserted by third parties that are not the Buyer (other Permitted Encumbrances) with respect to the Real Property.

(b)	Except as listed in Schedule 3.13(b), the Real Property comprises all of the real property used in or necessary for the development and construction of the the respective Project, solely as the respective Project is intended to be developed and constructed pursuant to the documents delivered to Buyer as of the date of this Agreement, and no Project Company requires any easements or rights in real property other than the Real Property in order to interconnect the respective Project to the electric distribution system of the Utility.

3.14 Owned and Leased Tangible Personal Property.

No Project Company owns any Tangible Personal Property other than as set forth on the Balance Sheet.

3.15 Project Contracts.

(a)	Schedule 3.15(a) lists all material contracts and agreements to which each Project Company is a party, by which each Project Company or any of its properties or assets are bound or subject or which have been entered into by Seller or any of its Affiliates in connection with the respective Project (“Project Contracts”). True, correct and complete copies of the written Project Contracts and true, correct and complete written descriptions of the oral Project Contracts have heretofore been delivered by Seller to Buyer.

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(b)	Except as set forth on Schedule 3.15(b): (i) all Project Contracts (A) have been duly and validly executed by (1) each Project Company (or have been duly and properly assigned to such Project Company) or (2), with respect to Project Contracts entered into by Seller or any of its Affiliates, Seller and such Affiliates, and (3), to Seller’s Knowledge, all other parties thereto, and (ii) are in full force and effect as of the date hereof; (ii) no event has occurred relating to any Project Company, Seller or any such Affiliate or to any third party which in any such case, after notice or the passage of time, would constitute a Default under any such Project Contract; (iii) each Project Contract is a legal, valid, binding and enforceable obligation of (1) any Project Company, or (2), with respect to Project Contracts entered into by Seller or any of its Affiliates, Seller and such Affiliates, and (3) to Seller’s Knowledge, all other parties thereto, in accordance with their respective terms ,except in each case as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)	Except as set forth on Schedule 3.15(c), no Project Company owns or use or has ever owned or used any Intellectual Property to conduct its business. Neither Seller nor any Project Company has received from any Third Party a written claim that any Project Company is infringing in any material respect on the Intellectual Property of such Third Party. To Seller’s Knowledge, there are no pending or threatened written claims against such Intellectual Property, including, but not limited to, claims made or threatened by patent assertion entities or Intellectual Property holding companies, nor are there outstanding offers of licenses from such assertion entities or holding companies to any Project Company for such Intellectual Property. To Seller’s Knowledge, the licensor of any such Intellectual Property that is licensed to any Project Company is the true owner of the licensed Intellectual Property or is otherwise authorized by the true owner to make the license

3.16 Prepaid Items and Deposits.

Schedule 3.16 describes all of the prepaid items and deposits of each Project Company. There are no prepaid items, deposits or other credit support arrangement and assurance that any Project Company is currently required by any Law (including any Governmental Approval) or any Project Contract to provide.

3.17 Personnel Matters.

No Project Company has ever had any employees. Neither Seller nor its Affiliates, including each Project Company, is a party to or is bound by any collective bargaining agreement with respect to any employees assigned to the the respective Project and, to Seller’s Knowledge, no union organizing efforts are currently underway with respect to any such employees and no Action has been commenced by any union as to the representation of such employees. There are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving the Projects pending by employees of Seller or, to Seller’s Knowledge, threatened by employees of Seller.

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3.18 Termination of Business Relationships.

No Project Company’s suppliers or service providers which cannot be replaced on commercially reasonable terms has evidenced to Seller or such Project Company their intent not to continuing supplying or providing service to such Project Company.

3.19 Insurance.

Schedule 3.19 is a list of all insurance policies and all fidelity bonds held by or applicable to each Project Company setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium. All premiums due and payable for the insurance in Schedule 3.19 have been duly paid, and such policies or extensions or renewals thereof in such amounts are outstanding and duly in force without. Seller has delivered or made available to Buyer true, correct and complete copies of all of the material insurance policies, binders or bonds maintained by each Project Company. Except as set forth on Schedule 3.19, and excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled within the last two (2) years and, to the Knowledge of Seller, no threat has been made to cancel any insurance policy of any Project Company during such period.

3.20 Compliance With Laws and Applicable Orders.

Except as set forth on Schedule 3.20: (a) Seller, and to Seller’s Knowledge, each Project Company has been in compliance in all material respects with all Laws and Applicable Orders applicable to Company, Projects, or the Membership Interests, other than violations of Law that could not result in such Project Company or Buyer incurring a Material Adverse Effect; and (b) neither Seller nor any Project Company has received any written notice that alleges any non-compliance with any such Law or Applicable Order (nor, to Seller’s Knowledge, is there any basis therefor).

3.21 Governmental Approvals.

Except as set forth on Schedule 3.21, each Project Company has all Governmental Approvals and has made or conducted all filings, applications, registrations and consultations with all Governmental Authorities that are currently necessary for it to own or lease its properties or to develop, own, operate or maintain the respective Project, and to Seller’s Knowledge there are no events or circumstances that would prevent Buyer or any Project Company from obtaining the remaining Governmental Approvals necessary to continue development, ownership, operation and maintenance of the respective Project after the Closing, all of which are identified on Schedule 3.21. Schedule 3.21 sets forth a true, complete and correct list of all Governmental Approvals from all Governmental Authorities (a) held or used by each Project Company, (b) applied for by each Project Company or Seller or any of their respective Affiliates, (c) that to Seller’s Knowledge are required to be obtained prior to commencement of construction of the respective Project, and (d) that to Seller’s Knowledge are required to be obtained prior to commencement of commercial operation of the respective Project. True and complete copies of the items listed in clause (a) above have heretofore been made available by Seller to Buyer (the “Existing Permits”). Except as set forth on Schedule 3.21, all Existing Permits are in full force and effect and include all Governmental Approvals currently necessary to own, develop, operate or maintain each Project Company and the respective Project in compliance with, and without giving rise to Liability under, Environmental Laws. Schedule 3.21 provides a description of the status of the items listed in clauses (b), (c) and (d) above (“Applied For Permits”), which shall be updated by Seller as such status changes. Except as set forth in Schedule 3.21, (a) to Seller’s Knowledge, no event has occurred that would cause any Existing Permit not to be in full force and effect, (b) each Project Company (or, to Seller’s Knowledge, the other designated permittee or licensee thereunder) is in compliance in all material respects with the terms, provisions and conditions of each Existing Permit, (c) there are no outstanding violations, notices of noncompliance therewith, judgments, consent decrees, orders or Actions affecting any of the Existing Permits, (d) to Seller’s Knowledge, no condition exists and no event has occurred which (whether with or without notice, lapse of time or the occurrence of any other event) would lawfully permit the suspension or revocation of any of the Existing Permits, other than by expiration of the term set forth therein, and (e) Seller has no Knowledge of any material non-compliance or alleged material non-compliance of Seller or any Project Company with any applicable requirements of filings, applications or registrations with respect to any Applied For Permit and no condition exists and no event has occurred that would, to Seller’s Knowledge, lawfully warrant denial of applications to issue or grant any of the Applied For Permits.

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3.22 Absence of Questionable Payments.

Neither Seller, any Affiliate, nor any Project Company nor, to Seller’s Knowledge, their respective officers, directors, members, managers, agents or employees purporting to act on their behalf has authorized or made or agreed or offered to make, any payment or promise to pay any money or anything of value, or offer any use of such Project Company’s assets (a) to or on behalf of an official of any Governmental Authority, or political party or official thereof or candidate for political office (domestic or foreign), or other Person, to or for any purpose except as permitted by applicable Law, (b) for any of the purposes described in Section 162(c) of the U.S. Internal Revenue Code, or (c) for establishment or maintenance of any concealed fund or concealed bank account. Neither Seller nor any Project Company (nor, to the Knowledge of Seller, has any director, manager, officer, employee or other Person associated with or acting on behalf of any Company or Seller) directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services (1) to obtain favorable treatment in securing business for any Project Company, (2) to pay for favorable treatment for business secured by each Project Company or any part of the respective Project, (3) to obtain special concessions or for special concessions already obtained, for or in respect of the respective Project or any Project Company, or (4) in violation of any Law with respect to the respective Project, or (ii) established or maintained any fund or asset with respect to any Project Company that has not been recorded in the Books and Records. In the conduct of its business, neither Seller nor any Project Company (nor, to the Knowledge of Seller, has any other Person) directly or indirectly, on behalf of or with respect to such Project Company, engaged in any transaction or made or received any payment which was not properly recorded in the Books and Records, including any unrecorded or misrecorded payment to any insurance agent, adjuster or other Person which reasonably could be construed to be an unlawful kickback, referral fee or similar payment.

3.23 Related Person Transactions.

No Related Person (i) owes any amount to any Project Company, nor does any Project Company owe any amount to, nor has any Project Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any business arrangement or other relationship with such Project Company (whether written or oral), except for Related Persons in their capacities as managers or members of such Project Company or as service providers or suppliers to such Project Company pursuant to an arm’s length transaction, (iii) owns any property or right, tangible or intangible, that is used by any Project Company, or (iv) has any claim or cause of action against any Project Company.

3.24 All Business Conducted by each Project Company/Sufficiency of Assets.

The business and operations of Seller and its Affiliates associated with each Project have been conducted exclusively and entirely by each Project Company, and not by any other business entity whether or not affiliated with any such Project Company. All assets, Tangible Personal Property, Real Property Agreements, Project Contracts and other agreements used, entered into or in effect in connection with the respective Project are held by each Project Company.

3.25 Environmental Matters.

(a)	Copies Provided. Seller has furnished or made available to Buyer copies of all environmental site assessments, studies, plans, reports, audits, analyses, test results, correspondence with any Governmental Authorities or third parties, and related documentation in its or any of its Affiliates’ possession or control and relating to the suitability of the Project Site for development as a solar energy generation facility, the potential impact of development, construction and operation of the respective Project on environmental and natural resources, actual or potential Liabilities of any Project Company or the respective Project under Environmental Laws, and compliance of each Project Company and the respective Project with Environmental Laws. Other than with respect to the genuineness and completeness of the materials made available to Buyer hereunder, Seller makes no representations or warranties as to such environmental site assessments, resource assessments, studies, plans, analyses, test results, reports, audits, correspondence and related documentation prepared by Persons other than Seller or any Seller Affiliate, or the truth or accuracy of their contents or conclusions.

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(b)	Compliance. Except as set forth on Schedule 3.25(b), to Seller’s Knowledge, each Project Company has complied with, and each Project Company and the respective Project are in compliance in all material respects with all applicable Environmental Laws.

(c)	No Claims. Except as set forth on Schedule 3.25(c), there are no pending or, to Seller’s Knowledge, threatened, claims, demands, notices, Actions or investigations against any Project Company by any Governmental Authority or third party (i) under any Environmental Law, (ii) alleging nuisance or damage to human health or the environment, or (iii) in connection with any Governmental Approvals issued or applied for pursuant to any Environmental Law in connection with the respective Project, which seek or may result in their non-issuance, reversal, rescission, termination, material modification or suspension, and no Project Company nor anyone acting on its behalf has received notice of any violation with respect to any such Governmental Approval, except for any such violation which has been fully resolved.

(d)	No Releases/USTs. Except as set forth on Schedule 3.25(d), (i) no Project Company has Released in, on, under, or about any Project Site, or transported thereto or therefrom, any Hazardous Substances or Regulated Substances that could reasonably be expected to subject each Project Company to Liability under any Environmental Law; (ii) to the Knowledge of Seller, no such Releases have occurred in, on, under or about each Project Site as a result of the activities of third parties, and (iii) to the Knowledge of Seller, there are no aboveground or underground tanks, whether operative or temporarily or permanently abandoned or closed, located on each Project Site.

3.26 Consents.

Schedule 3.26 sets forth a true, correct and complete list of all third parties whose consent or approval is required by Company or Seller in connection with consummation of the sale contemplated by this Agreement, including any consent or approval required with respect to a change in ownership or control of any Project Company under any Contract, and the matter or Contract to which such consent relates.

3.27 Absence of Change.

Since the Balance Sheet Date (a) no Material Adverse Effect has occurred and (b) each Project Company has been operated in the Ordinary Course of Business.

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3.28 Limited Purpose Entity.

The assets constituting the respective Projects are the only assets owned by the respective Project Company. The sole business of each Project Company is, and has been during its entire existence, the development, planning and permitting of the respective Project.

3.29 No Broker.

No Person is acting or has acted for Seller or any Project Company or any of their respective Affiliates as broker, finder or agent in connection with the transactions contemplated by this Agreement.

3.30 Construction Ready.

Except as set forth on Schedule 3.30, the respective Projects are Construction Ready.

3.31 Banks; Powers of Attorney.

There are no banks or financial institutions in which a Project Company has accounts or safe deposit boxes. No Person holds a power of attorney to act on behalf of any Project Company.

3.32 ITC Eligibility.

(a) No federal production tax credit, ITC or grant in lieu of any such credit pursuant to Section 45 or Section 48 of the Code, or any similar tax credit or grant in lieu of tax credits under state or local Law, has been claimed or applied for by the Seller or any of its Affiliates (including Company at any time prior to Closing) with respect to the respective Project.

(b) No proceeds of any issue of state or local government obligations have been used to provide financing for the respective Project the interest on which is exempt from Tax under Code Section 103.

(c) None of the assets of the Project Company are treated as leased to a tax-exempt entity (within the meaning of Section 168(h)(2) of the Code).

3.33 Full Disclosure.

No representation or warranty by Seller in this Agreement or any Schedule or Exhibit to this Agreement, or any statement, list or certificate furnished or to be furnished by Seller or any Project Company pursuant to this Agreement, or in connection with these transactions, contains or will contain any untrue statement of a material fact, or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading. Seller has no Knowledge of any information or other fact that is or could reasonably be expected to cause a Material Adverse Effect that has not been set forth in this Agreement or the Schedules to this Agreement.

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4.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and covenants and agrees with Seller as follows:

4.1 Organization and Qualification.

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as presently conducted.

4.2 Authorization; Valid and Binding Obligation.

This Agreement and each other agreement, document, assignment, instrument or certificate contemplated by this Agreement and to be executed and/or delivered by Buyer, in connection with the transactions contemplated hereby (collectively, the “Buyer Documents”), and the consummation of each of the transactions contemplated hereby and thereby, have been duly authorized and approved by all required action on the part of Buyer. Buyer has the requisite corporate power and authority to execute and deliver this Agreement and each of the Buyer Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Buyer Documents to which Buyer is a party shall be at or prior to the Closing, duly and validly executed and delivered by Buyer. Assuming the due authorization, execution and delivery of this Agreement and each Buyer Document by each party thereto other than Buyer, this Agreement constitutes and each Buyer Document constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 No Violation.

Neither the execution and delivery of this Agreement or the other Buyer Documents by Buyer nor the consummation of the transactions contemplated hereby or thereby by Buyer, nor compliance with the terms hereof by Buyer, will (a) violate, conflict with or result in a breach of any of the terms, conditions or provisions of the certificate of formation or operating agreement of the Buyer, (b) violate, conflict with or result in a Default under any Contract or Governmental Approval to which Buyer is bound, (c) violate or conflict with any Law to which Buyer is subject, nor (d) require Buyer to give notice to, or obtain an authorization, approval, order, license, franchise, declaration or consent of, or make a filing with, any Governmental Authority or any other Person, other than those previously given, made or obtained.

4.4 No Broker.

No Person is acting or has acted for Buyer or any Affiliate of Buyer as broker, finder or agent in connection with the transactions contemplated by this Agreement.

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4.5 Accredited Investor/Investment.

Buyer is an “accredited investor” within the meaning of Regulation D under the Securities Act, and the rules and regulations promulgated thereunder. Buyer acknowledges that none of the Membership Interests has been, or are contemplated to be, registered under any federal, state or local or international securities Laws (collectively, “Securities Laws”), and may not be resold unless permitted under applicable exemptions contained in the Securities Laws or upon satisfaction of the registration or qualification requirements of the Securities Laws. Buyer acknowledges and agrees that it must bear the economic risk of its purchase of the Membership Interests under this Agreement for an indefinite period of time because the Membership Interests have not been registered or qualified under the Securities Laws, and, therefore, cannot be sold unless subsequently registered or exemptions from registration or qualification are available. Buyer is not acquiring the Membership Interests with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act. Buyer, together with its stockholders, directors and executive officers and advisors, is familiar with investments of the nature of the Membership Interests, understands that these investments involve substantial risks, has adequately investigated any Project, and has substantial knowledge and experience in financial and business matters, including, without limitation, energy power (including solar energy) production projects, such that it is capable of evaluating, and has evaluated, the merits and risks inherent in entering into the sale contemplated under this Agreement, and is able to bear the economic risks of such investment for an indefinite period.

4.6 Acknowledgement and Confirmations.

The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions contemplated by this Agreement and is able to bear the economic risk associated with the purchase of the Membership Interests (including, indirectly through the purchase of the Membership Interests, the assets, properties, liabilities, condition, operations and prospects of the Project Companies). The Buyer has conducted to its satisfaction its own independent review and analysis of, and based thereon has formed an independent judgment concerning, the transactions contemplated by this Agreement, the assets, properties, liabilities, condition, operations and prospects of the business of the Project Companies and the Membership Interests. In entering into this Agreement, the Buyer has relied solely upon its own review and analysis and the specific representations and warranties of the Seller expressly set forth in Article 3 and not on any representations, warranties, statements or omissions by any Person other than the Seller, or by the Seller other than its specific representations and warranties expressly set forth in Article 3. The Buyer acknowledges and confirms that, except for the representations and warranties expressly set forth in Article 3, none of the Seller, its Affiliates or any of their respective Related Persons have made, or shall be deemed to have made, and the Buyer has not relied on, is not relying on and hereby disclaims, any other representation or warranty, express or implied, at law or in equity, in respect of the Membership Interests or the assets and properties of the Project Companies.

5.	CONSENTS AND GOVERNMENTAL FILINGS

Seller has obtained all Seller Approvals necessary or appropriate for the consummation by Seller of the sale contemplated hereunder. Seller has prepared and filed with the appropriate Governmental Authority any documents or other information required in connection therewith, copies of whichhave been provided to Buyer in form and substance reasonably satisfactory to Buyer.

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6.	TAX MATTERS

6.1 Tax Periods Ending on or Before the Closing Date.

Seller will prepare or cause to be prepared in a complete and accurate manner and file or cause to be filed on a timely basis all Tax Returns for each Project Company or with respect to its right to conduct business or with respect to any of its assets, activities, transactions, income and payments for all periods ending on or prior to the Closing Date and will pay or cause to be paid all Taxes shown due on such Tax Returns. Seller will permit Buyer and its agents to review and comment on each such Tax Return described in the preceding sentence prior to filing and will make such revisions to such Tax Returns as are reasonably requested by Buyer.

6.2 Tax Periods Beginning Before and Ending After the Closing Date.

Buyer will prepare or cause to be prepared and file or cause to be filed any Tax Returns for each Project Company for Tax periods that begin before the Closing Date and end after the Closing Date and will pay all Taxes shown as due on such Tax Returns. Buyer will permit Seller to review and comment on each such Tax Return described in the preceding sentence prior to filing and will make such revisions to such Tax Returns as are reasonably requested by Seller. Seller will pay to Buyer within fifteen (15) calendar days after the date on which Buyer pays the Taxes shown due on the Tax Returns an amount equal to the portion of such payment that is attributable to Taxes for the portion of such Taxable period ending on the Closing Date (the “Pre-Closing Tax Period”). For purposes of this Article 10, in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the Pre-Closing Tax Period will (a) in the case of any Taxes other than Income Taxes, be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of calendar days in the Taxable period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Taxable period, and (b) in the case of any Income Tax, be deemed equal to the amount that would be payable if the relevant Taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations will be made in a manner consistent with prior practice of each Project Company or as agreed by the Parties.

6.3 Refunds and Tax Benefits; Amended Tax Returns.

Except to the extent attributable to losses or expenses incurred by Buyer after the Closing Date that are carried back or otherwise give rise to such Tax refunds (which shall inure to Buyer’s benefit), any Tax refunds that are received by Buyer or any Project Company and any amounts credited against Tax to which Buyer or any Project Company become entitled, that relate to Tax periods or portions thereof ending on or before the Closing Date will be for the account of Seller, and Buyer will pay over to Seller any such refund or the amount of any such credit within fifteen (15) calendar days after receipt or entitlement thereto; provided, however, that Buyer shall be entitled to any refund of Taxes of any Project Company due after the Closing Date and paid by Buyer. Without limiting the generality of the foregoing, this Section 10.3 will apply to any sales tax rebates and refunds, Property Tax exemption and credits or reductions in Property Taxes attributable to a retroactive reduction in assessment rate or assessment base. Except for amended Tax Returns or Actions for Tax refunds attributable solely to losses or expenditures incurred by Buyer after the Closing Date, no amended Tax Return or Action for Tax refund may be filed for any Tax Returns of each Project Company for a Tax period ending on or before the Closing Date or for a Tax period including a Pre-Closing Tax Period without the advance written consent of Seller, which shall not be unreasonably withheld.

6.4 Cooperation on Tax Matters.

The Parties will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Article 10 and any audit, litigation or other Action with respect to Taxes, at the sole cost and expense of the requesting Party (unless the contesting or defending Party is entitled to indemnification therefor pursuant to the terms hereof). Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other Action and making employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties agree (to the extent such Books and Records are within their possession) (a) to retain all Books and Records with respect to Tax matters pertinent to each Project relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (b) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such Books and Records and, if the Buyer so requests, Seller will allow Buyer to take possession of such Books and Records.

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The Parties further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including without limitation with respect to the sale contemplated by this Agreement).

7.	EXPENSES

(a)	Except for any Project Company’s, Seller’s and their Affiliates’ costs and expenses which Buyer has expressly agreed to pay hereunder (including pursuant to Section 7(b)), Seller shall pay all fees and expenses incurred by it or any Project Company (in the case of any Project Company, up to and including the Closing Date but not thereafter) in connection with the transactions provided for hereunder, including the fees and expenses of Seller’s and any Project Company’s counsel and accountants (in the case of any Project Company, up to and including the Closing Date but not thereafter); and Buyer shall pay all expenses incurred by it in connection with the transactions provided for hereunder, including the fees and expenses of its counsel and accountants.

(b)	Buyer will bear all costs and expenses related to each Project Company and the Projects after the Closing Date.

8.	CONFIDENTIALITY; NEWS RELEASES

8.1 Confidentiality.

(a)	Definitions. Each of Seller and Buyer (the “Receiving Party”) agrees to exercise all reasonable efforts, consistent with the efforts it uses to protect its own proprietary or confidential information, to, and to cause its respective Affiliates, directors, officers, members, managers, employees, agents and representatives to, (i) hold in strict confidence, (ii) not disclose to any third party without the consent of the Disclosing Party or, with respect to the terms of this Agreement, the consent of both Seller and Buyer, and (iii) not use for any purpose other than as contemplated by this Agreement, any Confidential Information obtained, directly or indirectly, from the other Party (the “Disclosing Party”) pursuant to, or in contemplation of entering into, this Agreement, or the terms of this Agreement. For purposes of this Agreement, the contents of this Agreement shall be deemed Confidential Information of each Party and shall not be disclosed without the other Party’s consent, except as otherwise provided herein.

(b)	Allowed Disclosures. Notwithstanding the foregoing, the Receiving Party may disclose Confidential Information (i) as may be required, or is reasonably believed to be required, by any Law, Applicable Order, Governmental Authority, or by the listing requirements of the stock exchange on which Receiving Party or any of its Affiliates is listed, provided, however, that Receiving Party first shall make good faith efforts to advise Disclosing Party of the same as soon as reasonably practicable and if a copy of this Agreement is required to be filed the Receiving Party shall consult with the Disclosing Party regarding redactions for confidentiality purposes; or (ii) as the Receiving Party deems necessary and desirable to disclose in any Action related to this Agreement. The Receiving Party shall promptly notify the Disclosing Party if it determines that a disclosure may be required, or is reasonably believed to be required, by any Law, Applicable Order or Governmental Authority so that the Disclosing Party may seek to obtain, with reasonable assistance from the Receiving Party, a protective order or other confidentiality protections with respect thereto.

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(c)	Additional Exceptions. Notwithstanding the foregoing, the provisions of this Article 8 shall not apply to the disclosure by Buyer or any of its Affilaites regarding Confidential Information of any Project Company (including as it relates to this Agreement).

(d)	Survival. The restrictions regarding the disclosure or use of Confidential Information in this Section 8.1 shall remain in effect for a period of three (3) years beginning on the date hereof, provided, however, that with respect to Confidential Information that constitutes trade secrets, such restrictions shall apply for the life of the trade secret.

No notices to third parties or any publicity, including press releases, concerning any of the transactions provided for herein shall be made by Seller unless approved in writing by Buyer; provided, however, (i) Seller may may issue or make any press release, public announcement, or statement required by applicable Law or judicial proceeding, Applicable Order, or by the listing requirements of the stock exchange on which Seller or any of its Affiliates is listed, provided, however, that Seller first shall make good faith efforts to advise Buyer of the same as soon as reasonably practicable, and (ii) Seller may provide reasonable public notification that the transactions contemplated by this Agreement have been consummated for marketing purposes without divulging the Purchase Price. Notices to third parties or any publicity, including press releases, concerning any of the transactions provided for herein may be made by Buyer with the approval of or coordination with Seller, such approval not to be unreasonable withheld or delayed.

9.	NOTICES

Any notice, request, demand or other communication given by any Party under this Agreement (each a “notice”) shall be in writing, may be given by a Party or its legal counsel, and shall be deemed to be duly given (a) when personally delivered, or (b) upon delivery by United States Express Mail or similar overnight courier service which provides evidence of delivery, or (c) when five (5) calendar days have elapsed after its transmittal by registered or certified mail, postage prepaid, return receipt requested, addressed to the Party to whom directed at that Party’s address as it appears below or another address of which that Party has given notice, or (d) when delivered by electronic mail if a copy thereof is also delivered in person or by overnight courier. Notices of address change shall be effective only upon receipt notwithstanding the provisions of the foregoing sentence.

Notice to Buyer (or each Project Company post-Closing) shall be sufficient if given to:

Honeywell International, Inc.

855 South Mint Street

Charlotte, NC 28204

Attn: Anne Madden and Jake Wasserman

Email: [REDACTED: email address]

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with a copy (which shall not constitute notice) to:

Barclay Damon LLP

125 East Jefferson Street

Syracuse, New York 13202

Attn: Brenda D. Colella, Esq.

Email: [REDACTED: email address]

Notice to Seller shall be sufficient, if given to:

Abundant Solar Power Inc.

700 West Metro Park Rochester,

New York 14623-2678

Attn: Andrew van Doorn

Email: [REDACTED: email address]

10.	INDEMNIFICATION AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES

10.1 Exclusivity.

To the extent permitted by Law and except as otherwise provided in this Agreement, from and after the Closing, the rights and remedies of the Buyer Indemnified Parties under this Article 10 for indemnification in respect of any Buyer Losses are exclusive and in lieu of any and all other rights and remedies for money damages that the Buyer Indemnified Parties may have against Seller under this Agreement or under applicable Law with respect to any Buyer Losses, whether at law or in equity. To the extent permitted by Law, from and after the Closing, the rights and remedies of the Seller Indemnified Parties under this Article 10 for indemnification in respect of any Seller Losses are exclusive and in lieu of any and all other rights and remedies for money damages that the Seller Indemnified Parties may have against Buyer under this Agreement or under applicable Law with respect to any Seller Losses, whether at law or in equity. This Article 10 shall not apply to, and the Parties shall have all rights and remedies under this Agreement and applicable Law with respect to, claims, whether at law or equity, for fraud or intentional misconduct of a Party hereto. This Article 10 shall not limit or restrict the availability of specific performance or other injunctive or equitable relief to the Buyer Indemnified Parties or the Seller Indemnified Parties, to the extent that such specific performance or other relief would otherwise be available to such Person. Neither the Buyer Indemnified Parties nor the Seller Indemnified Parties may bring any claim against Seller or Buyer, respectively, with respect to this Agreement, whether in tort, contract or otherwise, except in accordance with the provisions of this Article 10. Accordingly, each of the Parties expressly waives and releases any remedy, liability and any rights it may have against the other Party pursuant to law or equity other than the remedies, liabilities and rights expressly provided or permitted under this Article 10. Furthermore, each Party covenants not to sue, assert any arbitration claim or otherwise threaten any claim against the other Party that includes any remedy, liability or right waived by the preceding. The Parties agree that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 10.1 are conspicuous.

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10.2 Indemnity by Seller.

Seller shall defend and hold harmless Buyer and its Affiliates (including each Project Company post-Closing), and their respective directors, managers, officers, stockholders, members, employees, agents, representatives, successors and assigns (collectively, the “Buyer Indemnified Parties”) against any and all Losses, on an after tax basis, which may be incurred by, imposed upon, or asserted against, any Buyer Indemnified Party (collectively, “Buyer Losses”) by reason or on account of (a) any breach or inaccuracy of the representations by or warranties made by Seller in this Agreement or any Seller Document as of the date hereof or the Closing Date by Seller; (b) any breach, nonperformance or violation of any covenant, agreement or other obligation of Seller set forth in this Agreement or any Seller Document; (c) any settlement, suit, action, claim or proceeding of a Third Party relating to Seller that arises out of or relates to the foregoing or to the negligence of Seller (a “Seller Third Party Claim”); or (d) (e) any Taxes of any kind of Seller and any Taxes of any Project Company for any Tax period (or portion thereof) ending on or prior to the Closing Date and for the Pre-Closing Tax Period, in each case asserted prior to the expiration of the relevant survival period set forth in Section 10.4.

No Buyer Indemnified Party may bring a Buyer Claim until the aggregate amount of all Buyer Claims exceeds $125,000 (the “Buyer Basket”), after which the Buyer Indemnified Party shall be entitled to indemnification for all such Buyer Losses beginning at the first dollar. Notwithstanding the foregoing, the Buyer Basket shall not be applicable to any claims made by the Buyer Indemnified Parties with respect to Sections 3.1 (Organization, Qualification and Status), 3.2 (Corporate Instruments and Records), 3.4 (Authorization; Valid and Binding Obligation), 3.5 (Membership Interests), 3.10 (Tax Matters), 3.22 (Absence of Questionable Payments), 3.24 (All Business Conducted by each Project Company/Sufficiency of Assets), or 3.29 (No Broker), or to any Seller Third Party Claim, and the Buyer Indemnified Parties shall be entitled to indemnification for all such Buyer Losses beginning at the first dollar.

10.3 Indemnity by Buyer.

Buyer shall defend and hold harmless Seller and its Affiliates (including each Project Company pre-Closing), and their respective directors, managers, officers, stockholders, members, employees, agents, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) against any and all Losses, on an after tax basis, which may be incurred by, imposed upon, or asserted against, any Seller Indemnified Party (collectively, “Seller Losses”) by reason or on account of (a) any breach or inaccuracy of the representations by or warranties made by Buyer in this Agreement or any Buyer Document as of the date hereof or the Closing Date by Buyer; (b) any breach, nonperformance or violation of any covenant, agreement or other obligation of Buyer set forth in this Agreement or any Buyer Document; (c) any settlement, suit, action, claim or proceeding of a Third Party relating to Buyer that arises out of or relates to the foregoing or to the negligence of Buyer (a “Buyer Third Party Claim”); (d) the operations of each Project Company (and its successors) and the Projects from and after the Closing; or (e) any Taxes of any kind of Buyer and any Taxes of any Project Company for any Tax period ending after the Closing Date and for the Post-Closing Tax Period, in each case asserted prior to the expiration of the relevant survival period set forth in Section 10.4.

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The aggregate damages to which the Seller Indemnified Parties will be entitled for all Seller Claims shall be limited to the total amount of the Purchase Price paid to Seller (the “Seller Cap”). No Seller Indemnified Party may bring a Seller Claim until the aggregate amount of all Seller Claims exceeds $125,000 (the “Seller Basket”), after which the Seller Indemnified Party shall be entitled to indemnification for all such Seller Losses beginning at the first dollar. Notwithstanding the foregoing, the Seller Cap and the Seller Basket shall not be applicable to any claims made by the Seller Indemnified Parties with respect to Sections 4.1 (Organization, Qualification and Status), 4.2 (Authorization; Valid and Binding Obligation) or 4.3 (No Broker), or to any Buyer Third Party Claim, and the Seller Indemnified Parties shall be entitled to indemnification for all such Seller Losses beginning at the first dollar.

10.4 Survival.

All representations and warranties contained in or made pursuant to this Agreement or in any agreement, certificate, document or statement delivered pursuant hereto shall survive the Closing until 11:59:59 p.m. (eastern prevailing time) on the date which is eighteen (18) months after the Closing Date; provided, however, that, notwithstanding the foregoing, (a) the representations and warranties of Seller set forth in Sections 3.1 (Organization, Qualification and Status), 3.2 (Corporate Instruments and Records), 3.4 (Authorization; Valid and Binding Obligation), 3.5 (Membership Interests) and 3.29 (No Broker), and of Buyer set forth in Sections 4.1 (Organization, Qualification and Status), 4.2 (Authorization; Valid and Binding Obligation) and 4.3 (No Broker) shall survive the Closing forever, (b) the representations and warranties of Seller set forth in Sections 3.10 (Tax Matters) and 3.13(a)(5) (Transfer Taxes) shall survive the Closing for the applicable Tax statute of limitations and any extensions or waivers thereof, and (c) the representations and warranties of Seller set forth in Section 3.25 (Environmental Matters) shall survive the Closing for the later of the applicable statute of limitations or the final unappealable resolution of any claim. Notwithstanding the foregoing, any claims arising in favor of a Seller Indemnified Party pursuant to Section 10.3(d) and Section 10.3(e) shall survive the Closing forever. The termination of any representation and warranty, however, shall not affect any claim for breaches of representation or warranties if written notice thereof is given to the breaching Party or Parties on or prior to such termination date nor shall any representation or warranty terminate or expire solely for the purpose of preserving the validity of any Action during the pendency of any Action brought in respect of such representation and warranty prior to its termination or expiration.

Notwithstanding anything to the contrary contained in this Agreement, Buyer agrees that Seller is not making any representation or warranty whatsoever, express or implied, except those representations and warranties expressly contained in this Agreement, and in any certificate delivered by Seller at Closing. Notwithstanding anything to the contrary contained in this Agreement, Seller agrees that Buyer is making no representation or warranty whatsoever, express or implied, except those representations and warranties contained expressly contained in this Agreement, and in any certificate delivered by Buyer at Closing.

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10.5 Indemnification Procedures.

Any Party making a claim for indemnification under this Article 10 (the “Indemnified Party”) shall notify the Party or Parties from whom it is seeking indemnification under this Agreement (the “Indemnifying Party”) of the claim in writing promptly after discovering the claim or receiving written notice of a claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable), and the basis thereof. The obligations and liabilities of the Indemnifying Party with respect to claims resulting from the assertion of liability by any third party shall be subject to the following terms and conditions:

(a)	In the event of any Third Party Claim, the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party after the Indemnified Party has actual notice of the Third Party Claim. The failure by any Indemnified Party to provide the Indemnifying Party with the Claim Notice required by the preceding sentence shall not impair the Indemnified Party’s rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been thereby materially prejudiced in the defense of the applicable Third Party Claim. The Indemnifying Party shall notify the Indemnified Party within thirty (30) calendar days of receipt of the Claim Notice (“Notice Period”) whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Third Party Claim.

(b)	If the Indemnifying Party notifies the Indemnified Party within the Notice Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 10.5, then the Indemnifying Party shall have the right to defend, at its sole cost and expense, and, except as provided in the following sentence, through counsel of its choice reasonably acceptable to the Indemnified Party such Third Party Claim by all appropriate proceedings, which proceedings shall be diligently defended by the Indemnifying Party to a final conclusion or shall be settled at the discretion of the Indemnifying Party (with the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld), so long as the Indemnified Party is fully released with respect to such Third Party Claim. If there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party and the Indemnifying Party does not provide separate counsel reasonably acceptable to the Indemnified Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnifying Party to the extent necessary to adequately address the conflict of interest. Assumption by the Indemnifying Party of the defense of this Third Party Claim will not constitute an admission by the Indemnifying Party that the claim or litigation is one for which the Indemnifying Party is required to indemnify the Indemnifying Party under this Article 10. The Indemnifying Party shall have full control of such defense and proceedings; provided, however, that the Indemnified Party may at the sole cost and expense of the Indemnifying Party, file during the Notice Period any motion, answer, or other pleadings that the Indemnified Party may deem necessary or appropriate to protect its interests; and provided further, however, that if requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, or, if appropriate in the judgment of the Indemnified Party and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim or any cross-complaint against any Person (other than the Indemnified Party). The Indemnified Party may, at its sole cost and expense, participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 10.5(b).

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(c)	If (i) the Indemnifying Party fails to notify the Indemnified Party within the Notice Period that the Indemnifying Party desires to defend the Indemnified Party pursuant to Section 10.5(a), or (ii) the Indemnifying Party gives such notice but fails to defend the Third Party Claim actively and diligently, or (iii) the Indemnifying Party does not provide the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party has the financial resources to defend against the Third Party Claim and to fulfill its obligations hereunder, or (iv) the Third Party Claim seeks an injunction or other equitable relief against or materially affecting the Indemnified Party, then the Indemnified Party will have the right (but not the obligation) to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be vigorously defended by the Indemnified Party or will be settled at the discretion of the Indemnified Party (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith). The Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and shall remain responsible for any and all Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this Article 10. The Indemnified Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting, or, if appropriate and relating to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnifying Party or any of its Affiliates). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 10.5(c), but the Indemnifying Party will bear its own costs and expenses with respect to such participation. Regardless of whether the Indemnifying Party defends a Third Party Claim on behalf of the Indemnified Party or participates in the defense thereof, the Indemnified Party and the Indemnifying Party shall reasonably cooperate with each other in all material respects in connection with the defense for such Third Party Claim. Each Party shall furnish such information regarding itself and the Third Party Claim as the Party defending the Third Party Claim may reasonably request in writing and as shall be reasonably required in connection with the defense thereof. No Third Party Claim may be settled by the Indemnified Party without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld), unless such settlement provides a release of the Indemnifying Party for such claim.

(d)	In the event any Indemnified Party should have a claim for Losses against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from the Indemnified Party, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party after the Indemnified Party has actual notice of such claim. The failure by any Indemnified Party to give the notice referred to in the preceding sentence shall not impair such Party’s rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced in the defense of such claim thereby. The Indemnifying Party and the Indemnified Party agree to proceed in good faith to negotiate a resolution of any dispute relating to such a claim for Losses within sixty (60) calendar days following receipt of any Indemnity Notice. If any such claim is not resolved within the foregoing period, the Indemnified Party may pursue any remedies available at law or in equity, notwithstanding the waiver of such remedies pursuant to Section 10.1.

(e)	Any estimated amount of a claim submitted in a Claim Notice or any Indemnity Notice shall not be conclusive of the final amount of such claim.

(f)	In connection with each Third Party Claim, the Indemnifying Party shall be obligated to provide only one counsel to all Indemnified Parties.

(g)	No right of subrogation shall accrue hereunder to any insurer or other party. There shall be no third party beneficiaries of any provisions of this Article 10 other than the Indemnified Parties.

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10.6 Indemnification Payments.

An Indemnifying Party shall pay to the Indemnified Party the full amount of any and all Losses (other than Losses resulting from a Third Party Claim) for which it is required to indemnify the Indemnified Party under this Article 10, within thirty (30) days after its receipt of notice thereof from the Indemnified Party; and the full amount of any and all Losses resulting from a Third Party Claim for which it is required to indemnify the Indemnified Party under this Article 10, within ten (10) days after final settlement or adjudication thereof; and in each case, thereafter the amount of any such Losses shall bear interest at the rate of interest equal to the lesser of (i) the rate publicly announced in New York, New York from time to time by the Wall Street Journal as the prime rate, plus five percent (5%) per annum, or (ii) the maximum rate permitted by law.

10.7 Other Provisions.

(a)	(i) Seller shall not have any right of contribution or other recourse against any of the Buyer Indemnified Parties for any indemnifiable claims asserted against them by any of the other Buyer Indemnified Parties; and (ii) and Buyer shall not have any right of contribution or other recourse against any of the Seller Indemnified Parties for any indemnifiable claims asserted against them by any of the other Seller Indemnified Parties. Subject to the foregoing, if any Indemnifying Party is obligated to indemnify any Indemnified Party pursuant to this Article 10, such Indemnifying Party shall, upon payment of such Losses in full, be subrogated to all rights of such Indemnified Party with respect to the Losses to which such indemnification relates; provided, however, that such Indemnifying Party shall only be subrogated to the extent of any amount paid by it pursuant to this Article 15 in connection with such Losses.

(b)	Any amount paid under this Article 10 shall be treated as an adjustment to the Purchase Price for all income tax purposes. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under this Article 10 is determined to be taxable to the Indemnified Party receiving such payment by any taxing authority, the Indemnifying Party shall also indemnify such Indemnified Party for any Taxes incurred by reason of the receipt of such payment (including the payment for Taxes hereunder) and any Losses incurred by such Indemnified Party in connection with such Taxes (or any asserted deficiency or Action related to such Taxes).

(c)	If an Indemnified Party receives any amounts pursuant to insurance, guaranties, contributions, indemnification or other contractual and legal rights with respect to any Losses for which it is being indemnified under this Article 10 (other than amounts received from the Indemnifying Party pursuant to contractual and legal rights under Article 10) (“Received Funds”), then the Indemnified Party shall (i) if the Received Funds are received prior to being fully indemnified, reduce the amount of its Losses by the amount of such Received Funds, or, (ii) if the Received Funds are received after being fully indemnified, pay the Indemnifying Party the Received Funds, up to the amount received from the Indemnifying Party. In no event shall the Indemnifying Party be entitled to reduce the amount of the Indemnified Party’s Losses for which it is obligated to pay the Indemnified Party under Article 10 or delay performing its indemnification obligations under Article 10 in anticipation of the Indemnified Party receiving Received Funds. For the avoidance of doubt, any Losses incurred after Closing by an Indemnified Party related to the EPC Contract shall be covered solely by the EPC Contract.

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11.	FURTHER ASSURANCES

Each Party shall, upon request of any of the other Parties hereto, at any time and from time to time execute, acknowledge, deliver and perform all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and instruments of further assurances as may reasonably be necessary or appropriate to carry out the provisions and intent of this Agreement, including, but not limited to, Seller providing support to Buyer by introducing Buyer and coordinating the transition of the Projects with respect to local land owners/lessors and public officials that may affect the development of the Projects. At Buyer’s sole cost and expense, for a reasonable period of time, Seller shall: (i) cooperate with Buyer’s reasonable requests to ensure each lessor, licensor, customer, supplier, or other business associate of any Project Company maintains the same business relationships with any Project Company after the Closing as it maintained with any Project Company prior to the Closing, provided, that the failure of any such lessor, licensor, customer, supplier or other business associate of any Project Company to so maintain its business relationships shall have no effect on the obligations of Buyer hereunder; and (ii) not take any action that is designed or intended to have the effect of discouraging any such Person from maintaining such relationships. Seller shall refer all customer inquiries relating to the business of any Project Company to Buyer from and after the Closing. Following the Closing, for a period of 120 days and as reasonably requested by Buyer and agreed to by Seller in its discretion, Seller agrees to provide reasonable assistance to Buyer with respect to fostering and transitioning relationships with local Governmental Authorities with respect to any Project.

12.	MISCELLANEOUS

12.1 Governing Law.

This Agreement and any action or proceeding arising or in connection with this Agreement or the transactions contemplated by this Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to conflict of laws principles. Each Party consents to the exclusive jurisdiction of the federal and state courts located in the applicable state court district in which the Projects are located or the U. S. District Court for the Northern District of New York over any action or proceeding arising or in connection with this Agreement or the transactions contemplated by this Agreement.

12.2 Counterparts/Electronic Delivery.

This Agreement shall not be binding upon either Party until executed by each Party. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile, electronic mail in portable document format (.pdf) or DocuSign electronic signature systems. Any such facsimile, .pdf or electronic signature shall have the same legal effect as a manual signature.

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12.3 Entire Agreement.

This Agreement (including the documents referred to herein) constitute the entire agreement of the Parties hereto respecting its subject matter and supersedes all negotiations, preliminary agreements and prior or contemporaneous discussions and understandings of the Parties hereto in connection with the subject matter hereof. This Agreement may be amended, modified, or supplemented only by a writing signed by all Parties by their duly authorized representatives. Any Party may waive the benefit of a term or condition of this Agreement and such waiver will not be deemed to constitute the waiver of another breach of the same, or any other, term or condition.

12.4 Headings.

The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12.5 Severability.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

12.6 Construction.

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Nothing in the Schedules to this Agreement shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with particularity and describes the relevant facts in detail. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

12.7 Incorporation of Exhibits and Schedules.

The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

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12.8 Specific Performance.

Each of the Parties acknowledges and agrees that the other Party would be damaged imminently and irreparably in the event that a Party fails to comply with the terms of this Agreement. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to enforce specifically the requirements of this Agreement in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.

12.9 Third Party Beneficiaries.

This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns and, in the case of Article 10, the other Buyer Indemnified Parties and the other Seller Indemnified Parties.

12.10 Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the Parties hereto, but shall not be assigned by any Party hereto without the prior written consent of the other Parties. Notwithstanding the foregoing, (a) Buyer may, without Seller’s approval,: (i) assign this Agreement and its rights and obligations hereunder to any Affiliate of Buyer; (ii) collaterally assign any or all of its rights, including but not limited to its rights to be indemnified under this Agreement, to one or more Persons who provide funds to Buyer in connection with the sale contemplated by this Agreement or otherwise; or (iii) assign this Agreement and its rights and obligations hereunder to any Person that purchases any Project Company or substantially all of the assets of any Project Company, provided that such Person (A) has experience owning and/or operating electric energy generating projects and (B) has the financial resources to satisfy the obligations of Buyer hereunder; and (b) Seller may assign any and all amounts owing hereunder, without Buyer’s approval, to any Person in connection with the monetization of such amounts.

[Balance of Page Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized officer as of the date first above written.*

BUYER:

HONEYWELL INTERNATIONAL INC.

By:	“Benny Dehghi”
Name:	Benny Dehghi
Title:	VP Remediation

SELLER:

ABUNDANT SOLAR POWER INC.

By:	“Andrew van Doorn”
Name:	Andrew van Doorn
Title:	President

*Executed on September 18, 2023

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

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EXHIBIT A

FORM OF ASSIGNMENT

ASSIGNMENT AND TRANSFER OF MEMBERSHIP INTERESTS

The undersigned, ABUNDANT SOLAR POWER INC., a Delaware corporation (“Assignor”), which is the sole member of Abundant Solar Power (SB14-4) LLC, Abundant Solar Power (SB13N) LLC and Abundant Solar Power (SB13W) LLC, each a New York limited liability company (each a “Project Company”), hereby assigns and transfers to Honeywell International Inc., a Delaware corporation (the “Assignee”), all right, title and interest in and to all of the membership interests in each Project Company effective as of ________, 2023.

ABUNDANT SOLAR POWER INC.

By:
Name:
Title:

EXHIBIT B

CONSTRUCTION ready

Construction Ready means the Projects satisfy the following conditions:

(a)	The Govermental Approvals are received by any Project Company or the respective Project;

(b)	For each Project, (i) the Utility has completed and provided a final Coordinated Electric System Interconnection Review (CESIR) report indicating that the Project meets the applicable criteria considered in the CESIR process and that the Project can be successfully interconnected to the electrical grid, (ii) the Project Company or Seller, or either of its Affiliates, has paid the necessary interconnection cost estimate to the Utility by the timeframe required under the New York State Standardized Interconnection Requirements and Application Process For New Distributed Generators and Energy Storage Systems 5 MW or Less Connected in Parallel with Utility Distribution Systems, (iii) the Project Company or Seller, or either of its Affiliates, has entered into an Interconnection Agreement with the Utility for the Project and (iv) the Project Company or Seller, or either of its Affiliates, has received permission to operate from the Utility for the Project; and

(c)	Each Project Company has applied for, and has been awarded, incentives under the NY-Sun Megawatt Block Incentive Program administered by the New York State Energy and Research Development Authority.

EXHIBIT C

FORM OF SELLER RELEASE

LIMITED GENERAL RELEASE

THIS LIMITED GENERAL RELEASE (this “Release”) is executed and delivered by Abundant Solar Power Inc., a Delaware corporation (“Abundant”) to Abundant Solar Power (SB14-4) LLC, Abundant Solar Power (SB13N) LLC and Abundant Solar Power (SB13W) LLC (each a “Project Company”) and to the Released Persons (as defined below) as of ________ __, 2023.

RECITALS

WHEREAS, Abundant and Honeywell International Inc. (“Buyer”) entered into that certain Membership Interest Purchase Agreement, dated as of _______, 2023 (“Purchase Agreement”), pursuant to which Buyer agrees to buy all the membership interests of Project Company on the terms, and subject to the conditions, set forth therein.

WHEREAS, it is a condition to the closing of the sale of the membership interests of each Project Company to Buyer that Abundant execute and deliver this Release in favor of Project Company and its successors and assigns.

NOW, THEREFORE, in consideration of the premises set forth above, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Abundant agrees as follows:

RELEASE

1. Abundant, on behalf of itself and its respective present and former parents, subsidiaries, affiliates, officers, directors, shareholders, members, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably releases, waives and forever discharges Project Company and its future members, directors, officers, managers, employees and agents, and their respective representatives, successors, heirs, assigns, executors and administrators (collectively, the “Released Persons”) from all actions, causes of action, suits, liabilities, obligations, debts, fees, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, promises, losses, damages, judgments, executions, rights, claims, and demands of every kind and nature whatsoever, whether now known or unknown, fixed or contingent, foreseen or unforeseen, matured or unmatured, or otherwise, and whether arising at law or in equity (collectively, the “Claims”), which Releasing Parties ever had, now have or hereafter can, shall or may have or acquire, against any of the Released Persons, from the beginning of time to the date of this Release; provided, however, that this release shall not apply to (i) Claims against Buyer arising from or related to any breach by Buyer of its obligations under the Purchase Agreement or (ii) any Claims by Seller Indemnified Parties arising under Article 15.3 of the Purchase Agreement, including but not limited to, Buyer Third Party Claims.

2. For purposes of this Release, Claims that are “unknown” shall include any and all Claims which Abundant does not currently know or suspect exists in its favor as of the date hereof. Abundant acknowledges that it may have Claims which have not been manifested or presently known, or which have not been identified as of the date of this Release, and does knowingly and deliberately release all of such possible future Claims that accrued through the date of this Release, subject to Abundant’s reservation of Claims against Buyer or arising under the Purchase Agreement as set forth in Section 1 hereof.

3. The parties hereto acknowledge that the inclusion of the release of Claims that may be presently unknown was separately bargained for and was a key element of this Release. Abundant acknowledges and understands that it may hereafter discover facts which are different from or in addition to those that it may now know or believe to be true with respect to any and all Claims herein released. Notwithstanding the foregoing, Abundant intends, by making this Release, to fully, finally and forever release all Claims that now exist, may exist or previously existed, as described in Section 1 hereof, subject to the reservation of Claims by Abundant in Section 1. This Release shall be and shall remain effective in all respects even if such different or additional facts are subsequently discovered by, or if additional or new rights or Claims arise in favor of, Abundant.

4. Abundant represents and warrants to the Released Persons as follows

a.	Abundant has all requisite limited liability company power and authority to enter into and make this Release and to grant the release contained herein.

b.	The undersigned officer of Abundant has all requisite power and authority, and has been duly authorized by Abundant, to execute this Release on behalf of Abundant;

c.	Abundant knows of no Claims against the Released Parties which are not covered by the release set forth in Section 1 hereof, and has not pledged, assigned, conveyed or otherwise transferred any of the Claims released hereby to any other person or entity, and that no person or entity has subrogated to or has any rights or interest in any Claims hereby released.

d.	Abundant has carefully read all terms and provisions of this Release, understands such terms and provision, and understands the legal consequences of its decision to make this Release;

e.	Abundant has had a reasonable opportunity to consider the decision to make this Release with the advice of legal counsel;

5. This Release shall be governed by and construed in accordance with the internal laws (as opposed to conflicts of law provisions) of the State of New York. This Release may be executed by facsimile, PDF or other electronic means and shall be valid and binding against Abundant and its successors and assigns.

IN WITNESS WHEREOF, the undersigned has executed this Release as of the date and year first above written.

ABUNDANT SOLAR POWER INC.

By:
Name:
Title: